UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-40974

GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension
Malta, NY 12020

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Other Events

On March 13, 2026, GlobalFoundries Inc. (the “Company”) closed the previously announced underwritten secondary offering of an aggregate of 27,344,840 ordinary shares of the Company, 20,000,000 shares of which were sold to the public at a price to the public of $42.0000 per share and 7,344,840 ordinary shares of which were repurchased by the Company at a price equal to the price paid by the underwriters of $40.8450 per share (the “Secondary Offering”). All of the ordinary shares were offered by Mubadala Technology Investment Company (the “Selling Shareholder”) and the Company will not receive any proceeds from the Secondary Offering.

In connection with the Secondary Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the Selling Shareholder and J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein. Pursuant to the Underwriting Agreement, the underwriters have a 30-day option to purchase up to an additional 3,000,000 ordinary shares at the public offering price minus underwriting discounts and commissions. The above description of the Underwriting Agreement is qualified by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Also pursuant to the Underwriting Agreement and as part of the Secondary Offering, the Company agreed to purchase from the underwriters 7,344,840 of the Selling Shareholder’s ordinary shares at a price per share equal to the price to be paid by the underwriters, for an aggregate repurchase price of approximately $300 million. The share repurchase was executed as part of the $500 million share repurchase authorization approved by the Board of Directors of the Company in February 2026.

The information contained in this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-294214, and related Prospectuses, as such Registration Statement and Prospectuses may be amended from time to time.

Exhibit 1.1
Underwriting Agreement, dated March 11, 2026, among GlobalFoundries Inc., Mubadala Technology Investment Company and J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the underwriters named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.
Date: March 13, 2026	By:	/s/ Sam Franklin
	Name:	Sam Franklin
	Title:	Chief Financial Officer